June 9, 2017

VIA EDGAR CORRESPONDENCE

Mr. John Reynolds, Assistant Director

Mr. Michael Killoy, Attorney-Advisor

Office of Beverages, Apparel and Mining

United States Securities Exchange Commission

Washington D.C. 20549

Mail Stop 3561

Re:      Reed’s, Inc., Post-Effective Amendment to Form S-3 on Form S-1

Filed May 23, 2017, File No. 333-212206

Gentlemen:

This letter sets forth the responses of Reed’s, Inc. to your letter dated June 6, 2017 relating to the above captioned registration statement.

We are concurrently filing Post-Effective Amendment No. 2 to the above captioned registration statement, removing from such registration statement shares to be offered by Raptor/ Harbor Reeds SPV LLC that were not included in our initial registration statement on Form S-3.

Further, we are also submitting a new registration statement on Form S-1 registering for resale the shares to be offered by Raptor/ Harbor Reeds SPV LLC. In this new registration statement, we have included in the prospectus the true representations that Raptor/Harbor Reeds SPV LLC purchased the securities in the ordinary course of business and, at the time of the purchase, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If you have any further questions or comments, please contact our legal counsel: Ruba Qashu, Libertas Law Group Inc. at (949) 355-5405

We appreciate the staff’s guidance and assistance in this matter.

Very truly yours,

Reed’s, Inc.

/s/ Stefan Freeman
Stefan Freeman
Interim Chief Executive Officer

cc:	Mr. Daniel Miles, Chief Financial Officer
Ruba Qashu, Libertas Law Group, Inc.